October 14, 2005	Ryan A. Murr ryan.murr@hellerehrman.com Direct +1.858.450.8425 Direct Fax +1.858.587.5924 Main +1.858.450.8400

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Station Place

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn: Jennifer R. Hardy

Re:	SAIC, Inc.
Registration Statement on Form S-1
Filed September 1, 2005
File No. 333-128021

Ladies and Gentlemen:

On behalf of SAIC, Inc. and Science Applications International Corporation (collectively, the “Company”), this letter responds to the comments of the Staff of the Securities and Exchange Commission set forth in the letter dated September 28, 2005 relating to the above-referenced registration statement on Form S-1 (the “Form S-1”). On behalf of the Company, we are concurrently filing Amendment No. 1 to the Form S-1 (the “Amendment”).

Set forth in italicized print below are the Staff’s comments, as set forth in the letter dated September 28, 2005, followed by the Company’s responses.

General

1.	If applicable, comments on the S-1 are comments on the registration statement on Form S-4 that was filed by SAIC, Inc. or SAIC on September 1, 2005 and the January 31, 2005 10-K and subsequent Exchange Act reports of Science Applications International Corporation and vice versa.

Where applicable, the Company has addressed the Staff’s comments to SAIC’s Form S-4 (File No. 333-128022) in the Amendment. Additionally, the Company will address the Staff’s comments in future Exchange Act reports filed by Science Applications International Corporation and the Company, as applicable.

2.	We note that non-Rule 430A information is omitted throughout the S-1. To the extent practicable, complete the information before you amend the S-1.

Heller Ehrman LLP    4350 La Jolla Village Drive, 7th Floor    San Diego, CA 92122-1246    www.hellerehrman.com

Anchorage      Beijing      Hong Kong      Los Angeles      Madison, WI      New York      San Diego      San Francisco      Seattle Silicon Valley      Singapore      Washington, D.C.

To the extent practicable, the Company has provided missing non-Rule 430A information in the Amendment. Where the Company has not yet provided this information, it understands that this information must be provided prior to requesting acceleration of effectiveness of the S-1.

3.	If you intend to include artwork in the registration statement, submit the artwork for our review before the registration statement’s effectiveness.

The Company does intend to include artwork in the registration statement and will provide the Staff with copies of the artwork for your review prior to requesting acceleration of effectiveness of the S-1.

Prospectus’ Outside Front Cover Page

4.	We note that you omit an estimated price range for the initial public offering or IPO. You may omit an estimated price range in the first amendment, provided you give us adequate time to review the registration statement with the estimated price range in it before requesting acceleration of the registration statement’s effectiveness. We consider estimated price ranges of up to $2.00 if under $20.00 or 10% if over $20.00 to be a good faith estimate for purposes of requirements under the Securities Act. Further, confirm that you will include an estimated price range in the form of preliminary prospectus distributed to prospective purchasers. See Item 501(b)(3) of Regulation S-K and the item’s instructions.

The Company is not yet able to provide an estimated price range for the offering, but acknowledges that it must provide the Staff with adequate time to review the registration statement with estimated pricing information prior to requesting acceleration of effectiveness of the S-1. Additionally, the Company confirms that it will include an estimated price range in the preliminary prospectus that will be distributed to prospective purchasers.

5.	Disclose that the entire amount of the proceeds will be used to pay a dividend to current investors, including directors and officers.

The Company has provided the requested disclosure on the cover of the prospectus in the Amendment.

The Company notes that for tax reasons, the special dividend will be paid by Science Applications International Corporation (Old SAIC), which, at the time of the offering, will be the Company’s principal operating subsidiary. The disclosure on the cover of the prospectus reflects this arrangement and the discussion of the special dividend contained in the prospectus has been revised accordingly.

Prospectus’ Inside Front Cover Page

6.	Move the paragraphs after the table of contents on page i so that they follow the summary and risk factors sections. See Item 502 of Regulation S-K and section IV.B. of Release No. 33-7497. If your underwriter eliminates the prospectus’ outside back cover page, you may include disclosure of dealer prospectus delivery obligation on page i. Otherwise, move that disclosure to the prospectus’ outside back cover page. See Item 502(6) of Regulation S-K.

The Company has complied with this request and has moved the paragraphs after the table of contents to elsewhere in the prospectus. However, the Company respectfully requests that the disclosure of the dealer prospectus delivery obligations remain on page i following the table of contents. The underwriters intend to print only the Company’s logo on the back cover of the prospectus, consistent with customary practice, and wish to have the prospectus delivery paragraph printed on the inside of the prospectus below the table of contents.

7.	Also move the information about the merger to the summary section, and disclose the percentage of capital stock ownership and total voting power that current investors will own after the IPO.

The Company has complied with this request and has provided in the summary section information about the merger and will, in a subsequent amendment to the Form S-1, provide the requested information regarding the percentage of capital stock ownership to be held by current investors after the IPO.

Risk Factors, page 10

8.	Include in the twenty-fifth risk factor disclosure from your S-4 that your current intention is to continue having a majority of voting power held by employees and that investors in the IPO will not have the ability to influence corporate matters for at least the foreseeable future.

The Company has added disclosure that the minimal voting control available to its common stockholders immediately after the offering will continue for the foreseeable future. However, we respectfully submit that, given the widely disparate ownership of the Company’s stock, with no current stockholder holding even 1% of the outstanding shares, and the circumstances under which Delaware corporate law provides for separate class voting, it would not be appropriate to state without qualification that investors in the IPO will not have the ability to influence corporate matters.

U.S. Federal looping Tax Consequences for Non-U.S. Holders, page 107

9.	Delete the word “general” and the phrase “for general information only” in this section’s first paragraph because they may imply that investors are not entitled to rely on this information.

The Company has complied with this request.

Underwriters page 112

10.	Confirm that there are no agreements or understandings between the underwriters and any of the persons subject to the lock-up agreement to permit those persons to resell their shares before the lock-up period’s expiration. Also describe briefly the factors that the underwriters would consider in determining whether to consent to the sale of shares by those persons before the lock-up period’s expiration.

The underwriters have informed the Company that there are no agreements or understandings between the underwriters and any persons subject to the lock-up agreements to permit those persons to resell their shares before the expiration of the lock-up period. The underwriters have advised the Company that they do not have any pre-established conditions to waiving the terms of the lock-up agreements and that they consider waivers after evaluating the unique facts and circumstances of each individual’s request for such a waiver. Accordingly, we do not expect any waivers of the lock-up agreements from the lead underwriters. In light of this, the Company respectfully submits that any disclosure regarding waivers would not be helpful or material to an investor because it would not be relevant to any decision by the lead underwriters to waive lock-up restrictions in this transaction. Thus, the Company has not included any additional disclosure in response to the Staff’s comment.

11.	Identify any members of the underwriting syndicate that will engage in any electronic offer, sale, or distribution of the shares. Describe their procedures to us or confirm that the Division’s Office of Chief Counsel has reviewed the procedures. If you discuss the procedures, tell us how they ensure that the distribution complies with section 5 of the Securities Act. In particular, you should discuss:

•	Communications used.

•	Availability of the preliminary prospectus.

•	Manner of conducting the distribution and sale such as the use of indications of interest or conditional offers.

•	Funding of an account and payment of the purchase price.

If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales, or distributions after you respond to this comment, supplement promptly your response to identify those members and provide us a similar description of their procedures. Also include a brief description of any electronic distribution in the prospectus.

The underwriters have informed the Company that they do not intend to use any means of distributing or delivering the prospectus and related confirmations other than by hand or the mails, or to use any forms of prospectus other than printed prospectuses and will not accept indications of interests or make offers electronically. As a convenience to certain customers to whom a hard copy of a prospectus has been or will be sent, certain underwriters may send an electronic copy of a prospectus in pdf format. Also, the preliminary prospectus may be made available in connection with Internet roadshows as discussed below in response to Comment No. 12.

One or more underwriters may make the prospectus in electronic format available on the web sites maintained by such underwriter(s) or otherwise; however, the Company will not know the final composition of the syndicate or the allocation of shares until after the registration statement is declared effective. Each member of the syndicate for this offering will be an established firm, a registered broker/dealer and an NASD member. As a registered broker/dealer and an NASD member, each underwriter will be required to comply with all applicable Commission and NASD rules, including the recent releases and no-action letters regarding electronic distributions of prospectuses.

In addition, the Company has included the following language in the “Underwriters” section of the prospectus:

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the joint book-running managers to underwriters that may make Internet distributions on the same basis as other allocations.

12.	Tell us whether you or your underwriters have any arrangements with any third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us a copy of any written agreement. Also provide us copies of all information concerning the issuer or the prospectus that has appeared on the third party’s website. If you enter subsequently into any such arrangement, supplement promptly your response.

Neither the Company nor any of the underwriters have any arrangements with a third party to host or access the preliminary prospectus on the Internet, other than in connection with plans to conduct an Internet roadshow through Yahoo! Inc. (www.netroadshow.com). While Morgan Stanley has contracted with this service provider to conduct an Internet roadshow, the purpose of this contract is not specifically to host or access the preliminary prospectus. The primary purpose of the Internet roadshow is to provide access to the roadshow to institutional investors who cannot, or elect not to, attend roadshow meetings in person. As part of the electronic roadshow process, an electronic version of the preliminary prospectus, identical to the copy filed with the Commission and distributed to live attendees, is required to, and will, be made available on the web site. Yahoo! Inc. has informed the underwriters that they conduct Internet roadshows in accordance with the Private Financial Network No-Action Letter, received from the Commission on March 12, 1997, and subsequent no-action letters from the Commission with respect to virtual roadshows. Morgan Stanley has previously provided to the Staff copies of its agreement with Yahoo! Inc.

The underwriters are evaluating these arrangements in light of the Commission’s Release No. 33-8591 (Securities Offering Reform). Any Internet roadshow conducted after the rules promulgated in such release are effective will be conducted in accordance with such rules. The Company will supplement its response to this comment as additional information becomes available.

Legal Matters, page 115

13.	Specify the legal matters that the underwriters’ counsel is responsible for in its representation.

The Company respectfully submits that the referenced disclosure is accurate and complete. Occasionally disclosure included in registration statements states that “certain matters will be passed upon by” underwriters counsel. This disclosure has raised questions about what those matters are, but since no opinions were being provided by underwriters’ counsel for the benefit of investors, this disclosure has evolved to the customary language that has been included in the S-1, which merely identifies counsel for the underwriters.

Exhibits

14.	We note that you intend to file by amendment the underwriting agreement and the legality and opinion. Allow us sufficient time to review the exhibits before requesting acceleration of the S-1’s effectiveness.

The Company will provide the Staff with the legality opinion and underwriting agreement for review prior to requesting acceleration of effectiveness of the S-1.

Undertakings, page II-5

15.	Provide the undertaking specified by Item 512(f) of Regulation S-K.

The Company notes that Old SAIC is currently required to file periodic reports with the Commission and that upon the closing of the IPO, New SAIC will be a successor registrant. Accordingly, the Company respectfully submits that the undertaking specified in Item 512(f) of Regulation S-K is not applicable.

* * *

If you have any questions or further comments relating to the foregoing matter, please contact the undersigned at (858) 450-8425 at your convenience. Your assistance in this matter is greatly appreciated.

Sincerely,

/s/ Ryan A. Murr
Ryan A. Murr

Enclosures

cc:	Douglas E. Scott, SAIC, Inc.
Tracey L. Houser, SEC
Alfred P. Pavot, Jr., SEC
Edward M. Kelly, SEC
Sarah A. O’Dowd, Heller Ehrman
Stephen C. Ferruolo, Heller Ehrman
Bruce K. Dallas, Davis Polk & Wardwell
Nigel D. J. Wilson, Davis Polk & Wardwell